

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Michael Mo
Chief Executive Officer
KULR Technology Group, Inc.
1999 S. Bascom Ave. Suite 700
Campbell, CA 95008

  Re: KULR Technology Group, Inc.
    Form S-3
    Filed July 6, 2021
    File No. 333-257697

Dear Mr. Mo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Mindy Hooker at 202-551-3732 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing